SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           RESOLUTE ENERGY CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    76116A108
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 25, 2009
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A108                                           Page 2 of 23 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 16,646,525(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 16,646,525(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16,646,525
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 8,477,000 shares of Common Stock and warrants covering 8,169,525 shares of Common Stock issuable upon conversion.

(2) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 3 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 16,646,525(1)(2)(3)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 16,646,525(1)(2)(3)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16,646,525
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 8,477,000 shares of Common Stock and warrants covering 8,169,525 shares of Common Stock issuable upon conversion.

(2) Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(3) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 4 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 571,153(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 571,153(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         571,153
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 291,400 shares of Common Stock and warrants covering 279,753 shares of Common Stock issuable upon conversion.

(2) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                                              Page 5 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 571,153 (1)(2)(3)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 571,153 (1)(2)(3)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         571,153
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 291,400 shares of Common Stock and warrants covering 279,753 shares of Common Stock issuable upon conversion.

(2) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(3) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 6 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 17,217,678 (1)(2)(3)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 17,217,678 (1)(2)(3)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,217,678
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Of these shares, there are 8,768,400 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(2) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 8,477,000 shares of Common Stock and warrants covering 8,169,525 shares of Common Stock issuable upon conversion; and solely in its capacity as the sole general parter of SF Advisory Partners, L.P. with respect to 291,400 shares of Common Stock and warrants covering 279,753 shares of Common Stock issuable upon conversion.

(3) Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

                                                              Page 7 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John H. Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 3,913(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,217,678(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 3,913(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,217,678(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,221,591
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                      [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 3,100 shares of Common Stock and warrants covering 813 shares of Common Stock issuable upon conversion.

(2) These shares are held in the John H. Scully Individual Retirement Account, which is self-directed.

(3) Of these shares, there are 8,768,400 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                              Page 8 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William E. Oberndorf
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 127,388(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,217,678(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 127,388(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,217,678(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,345,066
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 65,800 shares of Common Stock and warrants covering 61,588 shares of Common Stock issuable upon conversion.

(2) These shares are held in the William E. Oberndorf Individual Retirement Account, which is self-directed

(3) Of these shares, there are 8,768,400 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                              Page 9 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William J. Patterson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 358(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,217,678(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 358(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,217,678(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,218,036
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                          [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 300 shares of Common Stock and warrants covering 58 shares of Common Stock issuable upon conversion.

(2) These shares are held in the William J. Patterson Individual Retirement Account, which is self-directed

(3) Of these shares, there are 8,768,400 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 10 of 23 pages
CUSIP No. 76116A108

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Edward H. McDermott
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 1,322(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,217,678(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 1,322(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,217,678(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,219,000
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 700 shares of Common Stock and warrants covering 622 shares of Common Stock issuable upon conversion.

(2) These shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed

(3) Of these shares, there are 8,768,400 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 11 of 23 pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Resolute Energy Corporation, a Delaware corporation (the "Issuer") and warrants each of which entitles the holder to purchase one share of Common Stock at a price of $13.00 (the "Warrants," and collectively with the Common Stock, "Shares"), subject to adjustment. The Warrants are exercisable at any time commencing on September 25, 2009 and ending on the 5th anniversary thereafter. The principal executive offices of the Issuer are located at 1675 Broadway, Suite 1950, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), and Edward
H. McDermott ("EHM"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP and EHM are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         SPO

         SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

         SPO ADVISORY PARTNERS

         SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

         SFP

         SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                                                             Page 12 of 23 pages

         SF ADVISORY PARTNERS

         SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

         SPO ADVISORY CORP.

         SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO, WJP and EHM, the four controlling persons of SPO Advisory Corp., is set forth below.

         JHS

         JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

         WEO

         WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         WJP

         WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         EHM

         EHM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill

                                                             Page 13 of 23 pages

Valley, California 94941. EHM is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME                     SOURCE OF FUNDS                   AMOUNT OF FUNDS
---------------------    ---------------------------       -----------------
SPO                      Contributions from Partners       $      92,086,751
SPO Advisory Partners    Not Applicable                       Not Applicable
SFP                      Contributions from Partners       $       3,165,637
SF Advisory Partners     Not Applicable                       Not Applicable
SPO Advisory Corp.       Not Applicable                       Not Applicable
JHS                      Not Applicable and
                                  Personal Funds (1)       $          30,781
WEO                      Not Applicable and
                                  Personal Funds (1)       $         712,612
WJP                      Not Applicable and
                                  Personal Funds (1)       $           2,962
EHM                      Not Applicable and
                                  Personal Funds (1)       $           7,523
--------
(1) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other

                                                             Page 14 of 23 pages

conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

         Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 53,154,883(1) total outstanding shares of Common Stock as of September 25, 2009, as reported on the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 1, 2009 and assumes the conversion of 8,512,359 Warrants convertible into Common Stock for a total of 61,667,242.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,646,525 Shares, which constitutes approximately 27.0% of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,646,525 Shares, which constitutes approximately 27.0% of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 571,153 Shares, which constitutes approximately 0.9% of the outstanding Shares.
___________
(1) Based upon 53,154,883 shares of Company Common Stock outstanding as of the closing of the Transaction, after taking into consideration the conversion of 11,592,084 shares of HACI Common Stock and the retirement of 7,503,133 shares of HACI Common Stock purchased by HACI and retired in connection with the Transaction. Includes (i) 200,000 shares of Company Common Stock issued or issuable to Company employees pursuant to retention bonus awards and (ii) 3,250,000 shares of Company Common Stock that are held by HH-HACI, L.P. and Resolute Holdings, LLC subject to forfeiture unless at any time prior to five years from the closing of the Transaction, either (x) the closing sale price of the Company Common Stock exceeds $15.00 per share for 20 trading days in any 30 trading day period beginning 90 days after the closing of the Transaction, or (y) a Change in Control Event occurs in which Company Common Stock is valued at greater than $15.00 per share.

                                                             Page 15 of 23 pages

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 571,153 Shares, which constitutes approximately 0.9% of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,217,678 Shares in the aggregate, which constitutes approximately 27.9% of the outstanding Shares.

         JHS

         Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,221,591 Shares in the aggregate, which constitutes approximately 27.9% of the outstanding Shares.

         WEO

         Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,345,066 Shares in the aggregate, which constitutes approximately 28.1% of the outstanding Shares.

         WJP

         Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,218,036 Shares in the aggregate, which constitutes approximately 27.9% of the outstanding Shares.

         EHM

         Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,219,000 Shares in the aggregate, which constitutes approximately 27.9% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,646,525 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,646,525 Shares.

                                                             Page 16 of 23 pages

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 571,153 Shares.

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 571,153 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,217,678 Shares in the aggregate.

         JHS

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 17,217,678 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,913 Shares held in JHS's Individual Retirement Account, which is self directed.

         WEO

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 17,217,678 Shares held by SPO and SFP in the aggregate. In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 127,388 Shares held in WEO's Individual Retirement Account, which is self directed.

         WJP

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 17,217,678 Shares held by SPO and SFP in the aggregate. In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 358 Shares held in WJP's Individual Retirement Account, which is self directed.

         EHM

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 17,217,678 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote

                                                             Page 17 of 23 pages

or to direct the vote and to dispose or to direct the disposition of 1,322 Shares held in EHM's Individual Retirement Account, which is self directed.

         (c) Within the past 60 days of the date of this statement, Reporting Persons acquired Shares as a result of the merger of Hicks Acquisition Company I, Inc. ("HACI") and Resolute Energy Corporation pursuant to which the Reporting Persons' shares of HACI common stock and warrants were converted into Shares of the Issuer effective as of September 25, 2009, and also through open market purchases as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Agreement pursuant to Rule 13d-1 (k)

Exhibit B:     Power of Attorney

                                                             Page 18 of 23 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 5, 2009                      By:      /s/ Kim M. Silva
                                               --------------------------------
                                                     Kim M. Silva

                                            Attorney-in-Fact for:

                                            SPO PARTNERS II, L.P. (1)
                                            SPO ADVISORY PARTNERS, L.P. (1)
                                            SAN FRANCISCO PARTNERS, L.P. (1)
                                            SF ADVISORY PARTNERS, L.P. (1)
                                            SPO ADVISORY CORP. (1)
                                            JOHN H. SCULLY (1)
                                            WILLIAM E. OBERNDORF (1)
                                            WILLIAM J. PATTERSON (1)
                                            EDWARD H. MCDERMOTT (1)


                                            (1) A Power of Attorney
                                            authorizing Kim M. Silva to
                                            act on behalf of this
                                            person or entity is filed
                                            as Exhibit B.

                                                             Page 19 of 23 pages

                                                     SCHEDULE I TO SCHEDULE 13D


                                                                CLASS OF SECURITY
                                                                 CS = COMMON
                                                                                                   AVERAGE(2)
                                          DATE OF                   STOCK             NUMBER OF    PRICE PER   WHERE/HOW TRANSACTION
     REPORTING PERSON                   TRANSACTION  TYPE(1)     W = WARRANTS          SHARES       SHARE $          EFFECTED
     ----------------                   -----------  ----       -----------------     ----------   ---------   ---------------------

SPO Partners II, L.P.                    09/25/09     Conv           CS               6,524,700      9.75     Open Market/Broker
San Francisco Partners II, L.P.          09/25/09     Conv           CS                 223,200      9.75     Open Market/Broker
John H Scully IRRA                       09/25/09     Conv           CS                   2,900      9.75     Open Market/Broker
William E. Oberndorf IRA                 09/25/09     Conv           CS                  49,600      9.75     Open Market/Broker
William J. Patterson's IRA               09/25/09     Conv           CS                     300      9.75     Open Market/Broker
Edward H. McDermott SEP IRA              09/25/09     Conv           CS                     500      9.75     Open Market/Broker
SPO Partners II, L.P.                    09/25/09     Conv            W               6,286,725      0.52     Open Market/Broker
San Francisco Partners II, L.P.          09/25/09     Conv            W                 213,953      0.52     Open Market/Broker
John H Scully IRRA                       09/25/09     Conv            W                     813      0.52     Open Market/Broker
William E. Oberndorf IRA                 09/25/09     Conv            W                  46,088      0.52     Open Market/Broker
William J. Patterson's IRA               09/25/09     Conv            W                      58      0.52     Open Market/Broker
Edward H. McDermott SEP IRA              09/25/09     Conv            W                     522      0.52     Open Market/Broker
SPO Partners II, L.P.                    09/28/09     Buy            CS                  95,800     10.10(3)  Open Market/Broker
San Francisco Partners II, L.P.          09/28/09     Buy            CS                   3,300     10.10(3)  Open Market/Broker
John H Scully IRRA                       09/28/09     Buy            CS                     200     10.10(3)  Open Market/Broker
William E. Oberndorf IRA                 09/28/09     Buy            CS                     800     10.10(3)  Open Market/Broker
SPO Partners II, L.P.                    09/29/09     Buy            CS                  33,600     10.48(4)  Open Market/Broker
San Francisco Partners II, L.P.          09/29/09     Buy            CS                   1,200     10.48(4)  Open Market/Broker
William E. Oberndorf IRA                 09/29/09     Buy            CS                     300     10.48(4)  Open Market/Broker
SPO Partners II, L.P.                    09/30/09     Buy            CS                 935,800     10.30(5)  Open Market/Broker
San Francisco Partners II, L.P.          09/30/09     Buy            CS                  32,700     10.30(5)  Open Market/Broker
William E. Oberndorf IRA                 09/30/09     Buy            CS                   7,700     10.30(5)  Open Market/Broker
Edward H. McDermott SEP IRA              09/30/09     Buy            CS                     100     10.30(5)  Open Market/Broker
SPO Partners II, L.P.                    09/30/09     Buy             W               1,144,300      1.45(6)  Open Market/Broker
San Francisco Partners II, L.P.          09/30/09     Buy             W                  40,000      1.45(6)  Open Market/Broker
William E. Oberndorf IRA                 09/30/09     Buy             W                   9,400      1.45(6)  Open Market/Broker
Edward H. McDermott SEP IRA              09/30/09     Buy             W                     100      1.45(6)  Open Market/Broker
SPO Partners II, L.P.                    10/01/09     Buy            CS                 365,200     10.25(7)  Open Market/Broker
San Francisco Partners II, L.P.          10/01/09     Buy            CS                  12,800     10.25(7)  Open Market/Broker
William E. Oberndorf IRA                 10/01/09     Buy            CS                   3,000     10.25(7)  Open Market/Broker
SPO Partners II, L.P.                    10/01/09     Buy             W                 527,200      1.48(8)  Open Market/Broker
San Francisco Partners II, L.P.          10/01/09     Buy             W                  18,400      1.48(8)  Open Market/Broker
William E. Oberndorf IRA                 10/01/09     Buy             W                   4,400      1.48(8)  Open Market/Broker
SPO Partners II, L.P.                    10/02/09     Buy            CS                 521,900     10.24(9)  Open Market/Broker
San Francisco Partners II, L.P.          10/02/09     Buy            CS                  18,200     10.24(9)  Open Market/Broker
William E. Oberndorf IRA                 10/02/09     Buy            CS                   4,400     10.24(9)  Open Market/Broker
Edward H. McDermott SEP IRA              10/02/09     Buy            CS                     100     10.24(9)  Open Market/Broker
SPO Partners II, L.P.                    10/02/09     Buy             W                 211,300      1.58(10) Open Market/Broker
San Francisco Partners II, L.P.          10/02/09     Buy             W                   7,400      1.58(10) Open Market/Broker
William E. Oberndorf IRA                 10/02/09     Buy             W                   1,700      1.58(10) Open Market/Broker

___________
(1) "CONV" = Shares acquired as a result of the conversion from HACI Shares into Issuer Shares at the effective time of the merger between Resolute Energy Corporation and HACI.
(2) The prices listed below represent the average prices at which the amount of shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).
(3)  The range of prices for these purchases was $9.72 - $10.23
(4)  The range of prices for these purchases was $10.42 - $10.50
(5)  The range of prices for these purchases was $10.04 - $10.52
(6)  The range of prices for these purchases was $1.35 - $1.55
(7)  The range of prices for these purchases was $10.20 - $10.29
(8)  The range of prices for these purchases was $1.45 - $1.53
(9)  The range of prices for these purchases was $10.19 - $10.30
(10) All of these Warrants were purchased for $1.58

                                                             Page 20 of 23 pages

                                  EXHIBIT INDEX

EXHIBIT       DOCUMENT DESCRIPTION
-------       -----------------------------------------------
A             Agreement Pursuant to Rule 13d-1 (k)
B             Power of Attorney